February 14, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jennifer Hardy, Branch Chief
John Cash, Accounting Branch Chief
Matthew Franker, Staff Attorney
Tricia Armelin, Staff Accountant

Re:  BioSolar, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed February 9, 2007 (File No. 333-138910)

Dear Ms. Hardy:

On behalf of BioSolar, Inc. (“BioSolar” or the "Company"), please accept this letter as the Company’s response to the oral comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”), as discussed between Eric Pinero of Sichenzia Ross Friedman Ference LLP, the Company’s securities counsel, and Matthew Franker on February 13, 2007.

Fee Table

1.
We note that the audited financial statements of the Company included in the prospectus are for the period from inception on April 25, 2006 through June 30, 2006 and that the most recent unaudited quarterly financial statements included in the prospectus are for the three months ended September 30, 2006. In addition, we note that Note 1 of the unaudited quarterly financial statements included in the prospectus refers to the fiscal year end of the Company as March 31. In accordance with Item 310(g) of Regulation S-B, it appears that the financial statements of the Company included in the prospectus are stale as of February 12, 2007, which is 135 days from the Company’s most recently completed fiscal quarter. Accordingly, the Commission will not declare the registration statement effective until the Company updates its financial statements to include new audited numbers. Please withdraw the Company’s request for acceleration of effectiveness.

Response:

The Company hereby confirms that subsequent to the completion of the unaudited financial statements for the three months ended September 30, 2006 included in the prospectus, the Board of Directors approved a change in the Company’s fiscal year end to December 31. Accordingly, the Company believes that its financial statements go stale on February 14, 2007, which is 45 days from its fiscal year end of December 31 in accordance with Item 310(g) of Regulation S-B.

The Company has revised pages 7 and 13 of the prospectus, and Note 1 to the audited and unaudited financial statements set forth therein, to clarify that the Company’s fiscal year end is December 31. In addition, we have revised the prospectus to provide an updated consent of the Company’s auditors as set forth in Exhibit 23.1 and revised the audit report and auditor consent to reflect a dual date of September 27, 2006 and February 14, 2007 with respect to Note 1.

Please note that the Company has re-filed its request for acceleration of effectiveness with respect to the registration statement on the date hereof.

Very Truly Yours,
/s/ Eric A. Pinero
Eric A. Pinero